Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2011	2010
(Dollars in thousands)
EARNINGS:
Income before income taxes	$177,430	$160,903
Add (deduct):
Equity in earnings of unconsolidated entities	(43,360)	(50,447)
Distributions from unconsolidated entities	47,143	48,491
Amortization of capitalized interest	291	227
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(11,608)	(11,510)
	$169,896	$147,664
Add fixed charges:
Consolidated interest expense (1)	40,383	32,962
Interest portion (1/3) of consolidated rent expense	21,584	21,155
	$231,863	$201,781

FIXED CHARGES:
Consolidated interest expense (1)	$40,383	$32,962
Capitalized interest	2,499	1,160
Interest portion (1/3) of consolidated rent expense	21,584	21,155
	$64,466	$55,277

RATIO OF EARNINGS TO FIXED CHARGES	3.60	3.65

(1)     Interest expense on income tax contingencies is not included in fixed charges.